UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e4)

Tender Offer Statement Under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(AMENDMENT NO. 2)

GERDAU S.A.

(Name of Subject Company (Issuer))

GERDAU S.A.
GERDAU AMERISTEEL CORPORATION
GERDAU MACSTEEL INC.

(Filing Person (Offeror))

Options to Purchase Preferred Shares, no par value per share, represented by American Depository Shares

Stock Appreciation Rights (SARs) with respect to Preferred Shares, no par value per share, represented by American Depositary Shares

(Title of Class of Securities)

373737105

(CUSIP Number of Class of Securities)

(American Depositary Shares underlying Options and SARs)

Gerdau Long Steel North America

Attention: Santiago Gil

4221 W. Boy Scout Blvd., Suite 600

Tampa, Florida 33607

(813) 207-2300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with copies to

Hill, Ward & Henderson, P.A.

Attention: David S. Felman

101 E. Kennedy Blvd., Suite 3700

Tampa, Florida 33602

(813) 221-3900

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$26,741,643	$3,444.32

*    Estimated solely for purposes of determining the filing fee.  The Calculation of the Transaction Valuation assumes that all outstanding (i) stock options to purchase Preferred Shares represented by American Depository Shares and (ii) stock appreciation rights with respect to Preferred Shares represented by American Depository Shares that are eligible for exchange in the offer will be exchanged pursuant to the offer.  These stock options and SARs cover an aggregate of 8,557,306 American Depository Shares and have an aggregate value of $26,741,643 as of September 20, 2013, calculated using a trinomial pricing model.

**  The amount of filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, equals $128.80 per $1,000,000 of aggregate amount of the Transaction Valuation.  The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,444.32

Form or Registration No.: Schedule TO

Filing Party: Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Macsteel, Inc.

Date Filed: October 21, 2013

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

If applicable, check the appropriate box(es) below to designate the appropriate rules provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Gerdau S.A. (the “Issuer”), Gerdau Ameristeel Corporation (“Ameristeel”), and Gerdau Macsteel, Inc. (“Macsteel,” and collectively with Gerdau S.A. and Ameristeel, the “Filing Persons”) with the Securities and Exchange Commission on October 21, 2013, and previously amended on October 30, 2013 (as previously amended, the “Schedule TO-I”).  As part of this Amendment No. 2, the Filing Persons are attaching as an exhibit hereto a Supplement, dated November 12, 2013 (the “Supplement”), to the Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for Restricted Stock Units (active employees in the United States), restricted stock (active employees in Canada), or American Depository Shares (retirees), dated October 21, 2013 (the “Offer to Exchange”). Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and supplements only the items and exhibits to the Schedule TO-I that are being amended and supplemented, and unaffected items and exhibits are not included herein.

The Schedule TO-I and this Amendment No. 2 relate to a one-time stock option and stock appreciation rights (“SARs”) exchange program (“stock option and SAR exchange”) pursuant to which the Filing Persons are offering certain current and former employees of Ameristeel and Macsteel the opportunity to exchange certain stock options and SARs relating to an aggregate of 8,679,346 ADSs of the Issuer (“eligible stock options and SARs”), which were granted under equity incentive plans.

ITEM 1.                                                SUMMARY TERM SHEET.

Item 1 of the Schedule TO-I is hereby amended and supplemented by incorporating therein by reference to the Supplement the information set forth under the following headings:

•                  “The first paragraph of the answer to Question 11 (‘When will I receive my new securities?’) on pages 13 and 14 of the Offer to Exchange, is replaced with the following;”

•      “The first sentence of step 5 in the answer to Question 13 (‘How do I participate in the stock option and SAR exchange program?’) on page 16 of the Offer to Exchange, and the first sentence of step 5 in Section 4 (‘Procedures for Electing to Exchange Stock Options and SARs’) on page 38 of the Offer to Exchange, are revised by removing the words ‘read and.’”

•                  “The first sentence of the answer to Question 20 (‘When will my exchanged (surrendered) stock options or SARs be cancelled?) on page 20 of the Offer to Exchange, is replaced with the following;”

•                  “The third sentence of the answer to Question 21 (‘Will I be required to give up all of my rights under the exchanged stock options or SARs’) on page 20 of the Offer to Exchange, is replaced with the following;” and

•                  “The first two paragraphs in the answer to Question 22 (‘After I have elected to exchange eligible stock options or SARs, is there anything I must do to receive new securities after the completion date?’) on pages 20 and 21 of the Offer to Exchange are replaced with the following.”

ITEM 3.                                                IDENTITY AND BACKGROUND OF FILING PERSON.

Item 3 of the Schedule TO-I is hereby amended and supplemented by adding the following:

“Metalúrgica Gerdau S.A. (“Metalúrgica”) is a corporation organized under the laws of Brazil.  Metalúrgica owns approximately 76.6% of the Issuer’s voting stock.  Metalúrgica’s ultimate controlling shareholders are Jorge Gerdau Johannpeter, Germano Hugo Gerdau Johannpeter, Klaus Gerdau Johannpeter and Frederico Carlos Gerdau Johannpeter, all of which also serve as directors and/or executive officers of Gerdau S.A. and other Gerdau entities.  Gerdau Internacional Empreendimentos Ltda. (“Empreendimentos”) is a limited liability company organized under the laws of Brazil.  Empreendimentos is a majority-owned subsidiary of the Issuer and in turn owns 100% of Ameristeel and Macsteel.  The address for Metalúrgica and Empreendimentos is Av. Farrapos 1811, Porto Alegre, Rio Grande do Sul — Brazil CEP 90220-005, and the telephone number is +55 (51) 3323 2000.”

Item 3 is further amended and supplemented by incorporating therein by reference to the Supplement the information set forth under “The following information is added to Schedule A to the Offer to Exchange.”

ITEM 4.                                                TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule TO-I is hereby amended and supplemented by incorporating therein by reference to the Supplement the information set forth under the following headings:

•                  The first sentence of step 5 in the answer to Question 13 (“How do I participate in the stock option and SAR exchange program?”) on page 16 of the Offer to Exchange, and the first sentence of step 5 in Section 4 (“Procedures for Electing to Exchange Stock Options and SARs”) on page 38 of the Offer to Exchange, are revised by removing the words “read and.”

•                  “The third paragraph on page 36 of the Offer to Exchange (‘Section 2. Types of Awards Granted in the Stock Option and SAR Exchange; Number of New Securities; Completion Date’) is replaced with the following;”

•                  “The following disclosure is added as the third paragraph of Section 3 (‘Purposes of the Offer and Reasons for Structure of the Offer’) on page 37 of the Offer to Exchange;”

•                  “The final paragraph of Section 3 (“Purposes of the Offer and Reasons for Structure of the Offer”) on page 37 of the Offer to Exchange, and ending on page 38, is replaced with the following;”

•                  “The final sentence in the first paragraph on page 40 of the Offer to Exchange, which begins on page 39 (‘Section 4.  Procedures for Electing to Exchange Stock Options and SARs’), is replaced with the following;”

•                  “The first paragraph of Section 6 (‘Acceptance of Stock Options and SARs for Exchange; Grant of New Securities’) on page 42 of the Offer to Exchange is replaced with the following;”

•                  “The third paragraph of Section 6 (“Acceptance of Stock Options and SARs for Exchange; Grant of New Securities”) on page 42 of the Offer to Exchange is replaced with the following;”

•                  “The first complete sentence on page 43 of the Offer to Exchange (“Section 6. Acceptance of Stock Options and SARs for Exchange; Grant of New Securities”) is deleted in its entirety.”

•                  “The fourth bullet on page 44 of the Offer to Exchange (“Section 7. Conditions of the Offer”) is replaced with the following;” and

•                  “The following sentence is added at the end of the fourth paragraph of Section 15 (“Extension of Offer; Termination; Amendment”) on page 61 of the Offer to Exchange.”

Item 4(b) of the Schedule TO-I is hereby amended and supplemented by incorporating therein by reference to the Supplement the information set forth under the following headings:

•                  “The second paragraph of Section 11 (‘Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Our Stock Options and SARs’), beginning on page 52 of the Offer to Exchange, is replaced with the following;”

•                  “The table in Section 11 (‘Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Our Stock Options and SARs’), beginning on page 53 of the Offer to Exchange, and the sentence immediately preceding that table, are replaced with the following;” and

•                  “The sentence immediately following such table on page 54 is replaced with the following.”

ITEM 5.                                                PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 5 of the Schedule TO-I is hereby amended and supplemented by incorporating therein by reference to the Supplement the information set forth under the following heading:

•                  “The second paragraph of Section 11 (‘Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Our Stock Options and

SARs’), beginning on page 52 of the Offer to Exchange, is replaced with the following.”

ITEM 6.                                                PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 6 of the Schedule TO-I is hereby amended and supplemented by incorporating therein by reference to the Supplement the information set forth under the following headings:

•                  “The first sentence of the answer to Question 20 (‘When will my exchanged (surrendered) stock options or SARs be cancelled?) on page 20 of the Offer to Exchange, is replaced with the following;”

•                  “The third sentence of the answer to Question 21 (‘Will I be required to give up all of my rights under the exchanged stock options or SARs’) on page 20 of the Offer to Exchange, is replaced with the following;”

•                  “The first two paragraphs in the answer to Question 22 (‘After I have elected to exchange eligible stock options or SARs, is there anything I must do to receive new securities after the completion date?’) on pages 20 and 21 of the Offer to Exchange are replaced with the following;”

•                  “The third paragraph on page 36 of the Offer to Exchange (‘Section 2. Types of Awards Granted in the Stock Option and SAR Exchange; Number of New Securities; Completion Date’) is replaced with the following;”

•                  “The following disclosure is added as the third paragraph of Section 3 (‘Purposes of the Offer and Reasons for Structure of the Offer’) on page 37 of the Offer to Exchange;” and

•                  “The final paragraph of Section 3 (‘Purposes of the Offer and Reasons for Structure of the Offer’) on page 37 of the Offer to Exchange, and ending on page 38, is replaced with the following.”

ITEM 7.                                                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 7 of the Schedule TO-I is hereby amended and supplemented by incorporating therein by reference to the Supplement the information set forth under the following heading:

•                  “The fourth bullet on page 44 of the Offer to Exchange (“Section 7. Conditions of the Offer”) is replaced with the following.”

ITEM 8.                                                INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 8 of the Schedule TO-I is hereby amended and supplemented by incorporating therein by reference to the Supplement the information set forth under the following headings:

•                  “The second paragraph of Section 11 (‘Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Our Stock Options and SARs’), beginning on page 52 of the Offer to Exchange, is replaced with the following;”

•                  “The table in Section 11 (‘Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Our Stock Options and SARs’), beginning on page 53 of the Offer to Exchange, and the sentence immediately preceding that table, are replaced with the following;” and

•                  “The sentence immediately following such table on page 54 is replaced with the following.”

ITEM 10.                                         FINANCIAL STATEMENTS.

Item 10 of the Schedule TO-I is hereby amended and supplemented by incorporating therein by reference to the Supplement the information set forth in Schedule B contained in the Supplement.

ITEM 11.                                         ADDITIONAL INFORMATION.

Item 11 of the Schedule TO-I is hereby amended and supplemented by incorporating therein by reference to the Supplement the information set forth under the following headings:

•                  “The second paragraph of Section 11 (‘Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Our Stock Options and SARs’), beginning on page 52 of the Offer to Exchange, is replaced with the following;”

•                  “The table in Section 11 (‘Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Our Stock Options and SARs’), beginning on page 53 of the Offer to Exchange, and the sentence immediately preceding that table, are replaced with the following;” and

•                  “The sentence immediately following such table on page 54 is replaced with the following.”

ITEM 12.                                         EXHIBITS.

The Exhibit Index included in this Amendment No. 2 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GERDAU S.A.

By:	/s/ Expedito Luz
Name: Expedito Luz
Title: Secretary

GERDAU AMERISTEEL CORPORATION

By:	/s/ Robert P. Wallace
Name: Robert P. Wallace
Title: Assistant Secretary

GERDAU MACSTEEL, INC.

By:	/s/ Robert P. Wallace
Name: Robert P. Wallace
Title: Assistant Secretary

Date: November 12, 2013

5

INDEX OF EXHIBITS

Exhibit
Number	Description

(a)(1)(i)*

Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for Restricted Stock Units (active employees in the United States), restricted stock (active employees in Canada), or American Depository Shares (retirees), dated October 21, 2013.

(a)(1)(ii)	Form of email communication to employees, dated October 8, 2013. Previously filed as Exhibit 99.1 to Schedule TO-C on October 8, 2013.

(a)(1)(iii)	Form of PowerPoint presentation used in employee webinar. Previously filed as Exhibit 99.1 to Schedule TO-C on October 10, 2013.

(a)(1)(iv)	Form of updated PowerPoint presentation used in employee webinar. Previously filed as Exhibit 99.1 to Schedule TO-C on October 15, 2013.

(a)(1)(v)	Form of email communication to employees dated October 17, 2013, transmitting certain documents relating to the Exchange Offer. Previously filed as Exhibit 99.1 to Schedule TO-C on October 17, 2013.

(a)(1)(vi)*	Form of email communication to employees dated October 21, 2013, transmitting Exchange Offer documentation.

(a)(1)(vii)*	Form of individual conversion statement transmitted to active employees in the United States.

(a)(1)(viii)*	Form of individual conversion statement transmitted to active employees in Canada.

(a)(1)(ix)*	Form of individual conversion statement transmitted to retirees.

(a)(1)(x)	Amended Instructions to election process (Offer to Exchange), with screenshots, transmitted to employees.

(a)(1)(xi)	Amended Form of acceptance / re-election.

(a)(1)(xii)	Amended Form of withdrawal.

(a)(1)(xiii)	Supplement to Offer to Exchange, dated November 12, 2013.

(a)(1)(xiv)	Form of email communication to employees dated November 12, 2013, transmitting certain supplemented and amended Exchange Offer documentation.

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)

Gerdau North America Equity Incentive Plan, as amended and restated on September 19, 2013. Incorporated by reference to Exhibit 4.4 and 4.7 to the Issuer’s Report on Form 6-K filed on October 15, 2013.

(d)(2)*

Form of RSU Award Agreement of Ameristeel/Macsteel under the Gerdau North America Equity Incentive Plan, as amended and restated, to be used in the Exchange Offer (Active Employees in the United States).

(d)(3)*

Form of Restricted Stock Award Agreement of Ameristeel/Macsteel under the Gerdau North America Equity Incentive Plan, as amended and restated, to be used in the Exchange Offer (Active Employees in Canada).

(d)(4)*	Form of ADS Agreement of Ameristeel/Macsteel under the Gerdau North America Equity Incentive Plan, as amended and restated, to be used in the Exchange Offer (Former Employees).

(d)(5)

Gerdau Long Steel North America Equity Incentive Plan of Ameristeel, f/k/a Gerdau S.A. Long-Term Incentive Plan. Incorporated by reference to Exhibit 4.6 of the Issuer’s Report on Form 6-K filed on October 7, 2013.

(d)(6)*	Form of Stock Option Certificate under the Gerdau S.A. Long-Term Incentive Plan.

(d)(7)*	Form of Stock Appreciation Rights Agreement under the Gerdau S.A. Long-Term Incentive Plan.

(d)(8)*	Form of SAR Award Agreement under the Gerdau Long Steel North America Equity Incentive Plan of Ameristeel, f/k/a Gerdau S.A. Long-Term Incentive Plan.

(d)(9)

Gerdau Special Steel North America Equity Incentive Plan of Macsteel. Incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-8 (File No. 333-179182) filed with the Securities and Exchange Commission on January 26, 2012.

(d)(10)*	Form of SAR Award Agreement under the Gerdau Special Steel North America Equity Incentive Plan of Macsteel

(g)	Not applicable

(h)	Not applicable

* Previously filed as exhibits to Schedule TO-I.